OAO RBC Information Systems

75/9 Leninsky Prospekt, Moscow 119261 Tel: 363 1111 Fax: 363 1125 E-mail: ir@rbc.ru

November 18, 2005

SUPPL

RECEIVED
2005 NOV 29 P 12:39
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W., Washington, D

05012931

Subject: File No. 82-34864

Please find attached the following documents from OAO RBC Information Systems, foreign private investor: minutes №17 of the extraordinary general shareholders` meeting of OAO RBC Information Systems, notice of the possibility of exercising the right of preemption, application to acquire shares of OAO "RBC Information Systems" under the rights of pre-emption, material Fact Notice "Information on the issuance of securities by the Issuer», material Fact Notice "Information on Resolutions of General Meetings», notice «On the offering price of issued securities and the procedure for determining it", notice «On the start of placement of issued securities", amendments to Articles of Association, Report on results of voting by participants of the extraordinary general meeting of shareholders of OAO RBC Information Systems, minutes No. 42 of a Board meeting of RBC Information Systems Open Joint-Stock Company. The attached documents are supplied pursuant to Rule 12g3-2(b).

Yours faithfully

Yury Rovensky
General Director

PROCESSED
NOV 30 2005
THOMSON
FINANCIAL

82-34864

APPROVED
by the general shareholders' meeting of
OAO RBC Information Systems

Minutes No. 17 dated October 25, 2005

AMENDMENTS TO ARTICLES OF ASSOCIATION

of RBC Information Systems Open Joint Stock Company

(included in the Unified State Register of Legal entities on October 31, 2002, state registration number 1027700381851)

ARTICLE 7.
AUTHORIZED CAPITAL
Subparagraph 7.2. shall be amended to read as follows:

7.2. The Company may issue 34,260,000 (thirty-four million two hundred and sixty thousand) common registered shares, with a par value of RUR0.001 each (authorized shares), in addition to the shares placed.

General Director
OAO RBC Information Systems _______ Yury Rovensky

Открытое акционерное общество «РБК Информационные Системы» * г. Москва *

82-34864

Material Fact Notice
"Information on the issuance of securities by the Issuer"

1. General information	
1.1. Issuer's full corporate name (or name of a non-profit organization)	*RBC Information Systems Open Joint-Stock Company*
1.2. Issuer's short corporate name	*OAO RBC Information Systems*
1.3. Issuer's address	*75/9 Leninsky Prospekt, Moscow 119261*
1.4. Issuer's primary state registration number (OGRN)	*1027700381851*
1.5. Issuer's taxpayer ID	*7736206959*
1.6. Issuer's unique code assigned by the registration authority	*05214-A*
1.7. Address of the website used by the Issuer for information disclosure	*http://www.rbcinfosystems.ru*
1.8. Name(s) of the printed periodical(s) used by the Issuer for publication of information	*Supplement to the Bulletin of the Federal Financial Markets Service*
1.9. Material fact notice code(s)	*0505214A18102005*

2. Contents of the Notice

2.1. The Material Fact Notice that contains data on the state registration of the securities issue (additional securities issue) must indicate:

2.1.1. Type, category, series and other identification characteristics of the securities – ***common registered non-documentary shares of OAO RBC Information Systems (state registration No. 1-03-05214-A).***

2.1.2. Maturity period (for the Issuer's bonds and options) – ***not to be specified for this type of security.***

2.1.3. State registration number of the securities issue (additional securities issue), and the date of state registration: ***1-03-05214A-003D dated October 18, 2005.***

2.1.4. Name of the registration authority that completed state registration of the securities issue (additional securities issue): ***Regional Department of the Federal Financial Markets Service in the Central Federal District.***

2.1.5. Number of securities offered and par value (if provided for by law of the Russian Federation) per security offered - ***4,260,000 (four million two hundred and sixty thousand) common registered non-documentary shares with a par value of 0.001 ruble (one thousandth of a ruble) each.***

2.1.6. Method of placement, and in the event of placement by private offering, the group of potential purchasers of the securities.

Additional Shares are to be placed by private offering among a certain group of persons: RBC HOLDING Closed Joint-Stock Company, pursuant to the Resolution on the Securities Issue and the Prospectus.

The Issuer's shareholders who voted against, or abstained from voting on the issue of placement of shares by private offering have a right of preemption of additional shares offered privately in the number proportional to the number of the Issuer's common shares in their possession. The number of persons entitled to preemption of shares amounts to 1,264.

2.1.7. Granting the right to preemption of the securities to the Issuer's shareholders (participants) and/or other persons –

The Issuer's shareholders who voted against, or abstained from voting on the issue of placement of shares by private offering have a right of preemption of additional shares offered privately in the

The offering price for shares of the additional issue is to be determined by the Issuer's Board of Directors based on the closing price of the trading session on the MICEX Stock Exchange as of the date of the state registration of the additional shares, and in the event that the MICEX Stock Exchange is closed on that day, as of the next consecutive business day.
The Additional Shares are to be floated among persons entitled to preemption of additional shares at the price these securities are offered to other persons.
The Issuer is to have the Notice of the offering price for the shares published on the newslines of AK&M and Interfax information agencies, and on the Issuer's website www.rbcinfosystems.ru on or prior to the start date of placement of the securities (and the information should be disclosed on the Issuer's website after it has been disclosed in the newslines).
2.1.9. Period of placement of the securities, or the procedure for determining it:
The start date of placement of Additional Shares: the first business day after a two-week period following the date of the disclosure of information on the state registration of the issue of Additional Shares, and the provision of access to the information on the issue's state registration that is to be disclosed subject to the Federal Law "On the securities market" of the Russian Federation and regulations of the Federal Financial Markets Service of Russia to any prospective purchasers.
The placement of shares of the additional issue to the purchaser determined by the resolution on the placement of shares, ZAO RBC HOLDING, is to begin on the next business day following the disclosure of information on the results of the exercise of the right to preemption of shares of the additional issue.
The end date of placement of Additional Shares: no later than 1 year after the date of state registration of the securities issue.
2.1.10. Registration (non-registration) of the Prospectus for the securities simultaneously with state registration of the additional issue of these securities – ***the Prospectus for the securities was registered simultaneously with state registration of the securities issue.***
2.1.11. The procedure for providing access to the information contained in the Prospectus for the securities – ***the Issuer is to publish the text of the registered Prospectus for the securities on its website at http://www.rbcinfosystems.ru within 3 (three) days of the date of state registration of the additional issue of Shares. The text of the registered Prospectus for the securities is to be available on the Internet at http://www.rbcinfosystems.ru from the date of its publication on the Internet until at least 6 months after the date of publication of the registered report on the results of the additional issue of Shares on the Internet.***
Any interested persons may view the Resolution on the Additional Securities Issue and the Prospectus for the securities from the 3rd (third) day upon state registration of the additional issue of Shares at:

> ***RBC Information Systems Open Joint-Stock Company***
> ***Location: 75/9 Leninsky Prospekt, Moscow 119261***
> ***Postal address: 75/9 Leninsky Prospekt, Moscow 119261***
> ***Phone: 363-11-11 Fax: 363-11-25***
> ***Website: www.rbcinfosystems.ru***

Any interested person has the right to obtain copies of the Resolution on the Additional Securities Issue and the Prospectus for the securities, notarized or certified by the Issuer, from the date of publication of the notice of state registration of the additional securities issue for a fee not exceeding the cost of duplication of the above documents.
2.1.12. Signing of the Prospectus for the securities by a financial consultant of the securities market – ***The Prospectus for the securities has not been signed by a financial consultant of the securities market.***

3. Signature

3.1. General Director	(signature)	Yury Rovensky
3.2. Date October 19, 2005	(Seal)	

82-34864

Material Fact Notice
"Information on Resolutions of General Meetings"

1. General information	
1.1. Issuer's full corporate name (name of a non-profit organization)	*RBC Information Systems Open Joint-Stock Company*
1.2. Issuer's short corporate name	*OAO RBC Information Systems*
1.3. Issuer's location	*75/9 Leninsky Prospekt, Moscow 119261*
1.4. Issuer's primary state registration number (OGRN)	*1027700381851*
1.5. Issuer's taxpayer ID	*7736206959*
1.6. Issuer's unique code assigned by the registration authority	*05214-A*
1.7. Address of the website used by the Issuer to disclose information	*http://www.rbcinfosystems.ru*
1.8. Name(s) of the printed periodical(s) used by the Issuer for publication of information	*Supplement to the Bulletin of the Federal Service for Financial Markets*
1.9. Material fact notice code(s)	*1005214A25102005*

2. Contents of the Notice

2.1. Type of meeting (annual, extraordinary) – ***extraordinary general shareholders' meeting***
2.2. Form of the general meeting – ***joint presence of shareholders with prior distribution of voting ballots***
2.3. Date and place of the general meeting – ***October 14, 2005, RBC offices at: building 1, 78 Profsoyuznaya street, Moscow***
2.4. Quorum of the general meeting –

Issues on the agenda	Number of votes belonging to persons entitled to participate in the general meeting (as of September 7, 2005)	Number of votes belonging to persons who participated in the general meeting		Quorum
			%	
1	115,000,000	81,939,157	71.2514	Present
2	115,000,000	81,939,157	71.2514	Present
3.1	54,814,692	21,753,850	39.6862	Absent
3.2	54,814,692	21,753,850	39.6862	Absent

2.5. Issues put to vote and voting results:
1) Determination of the number, par value and category (type) of the Company's shares authorized for issuance: 34,260,000 (thirty-four million two hundred and sixty thousand) common registered shares of a par value of RUR0.001 each.
VOTING RESULTS:

FOR – 77,400,448 votes (94.4609 percent);
AGAINST - 501 votes (0.0006 percent);
ABSTAINED – 681,000 votes (0.8311 percent).

2) Introduction of amendments regarding the number of authorized shares to the Company's Articles of Association.

AGAINST - 501 votes (0.0006 percent);
ABSTAINED – 681,000 votes (0.8311 percent).

3) Approval of related party transactions.

3.1) To approve transactions that may be entered into in the future in the routine course of the Company's business by and between the Company and 1) Closed Joint-Stock Company Information and Research Center "Politics, Economy, Marketing" in the amount of 300,000,000 (three hundred million) rubles; 2) Autonomous Non-Commercial Organization "National Awarding Committee" in the amount of 300,000,000 (three hundred million) rubles; 3) Autonomous Non-Commercial Organization "The Best Brand Steering Committee" in the amount of 300,000,000 (three hundred million) rubles.

VOTING RESULTS:

Number of votes belonging to shareholders listed as eligible to participate in the general meeting, who are non-related parties to the transactions	54,814,692
Number of votes belonging to non-related parties to the transactions who participated in the general meeting	21,753,850

Pursuant to Article 58 of the Federal Law "On joint-stock companies", the quorum for the approval of related-party transactions is determined separately. The quorum for the issue is absent. Therefore, voting results are not summed up.

3.2) To approve the transaction whereby the Company transfers the following domain names to Autonomous Non-Commercial Organization "The Best Brand Steering Committee": COMPANY2005.RU, COMPANY2006.RU, COMPANY2007.RU, PERSONA2005.RU, PERSONA2006.RU, PERSONA2007.RU, equaling 2,906 (two thousand nine hundred and six) rubles 50 kopecks. The beneficiary to the transaction is the seller, OAO RBC Information Systems.
VOTING RESULTS:

Number of votes belonging to shareholders listed as eligible to participate in the general meeting, who are non-related parties to the transaction	54,814,692
Number of votes belonging to non-related parties to the transaction who participated in the general meeting	21,753,850

Subject to Article 58 of the Federal Law "On joint-stock companies", the quorum for the approval of related-party transactions is to be determined separately. The quorum for the issue is absent. Therefore, voting results are not summed up.

2.6. Resolutions passed by the general meeting –
1. To determine the number, par value and category (type) of the Company's authorized shares: 34,260,000 (thirty-four million two hundred and sixty thousand) common registered shares with a par value of 0.001 ruble each.

2. To approve amendments to the Company's Articles of Association. To amend Clause 7.2. of the Articles of Association to read as follows: "The company is entitled to float 34,260,000 (thirty-four million two hundred and sixty thousand) common registered shares with a par value of 0.001 ruble each (authorized shares)."

3. No resolution passed on the third issue.

3. Signature

3.1. General Director	(signature)	Yury Rovensky
3.2. Date October 26, 20 05	Seal	

Открытое акционерное общество «РБК Информационные Системы» Москва

82-34864

NOTICE
"ON THE OFFERING PRICE OF ISSUED SECURITIES AND THE PROCEDURE FOR DETERMINING IT"

1. General information	
1.1. Issuer's full corporate name (or name of a non-profit organization)	***RBC Information Systems Open Joint-Stock Company***
1.2. Issuer's short corporate name	***OAO RBC Information Systems***
1.3. Issuer's address	***75/9 Leninsky Prospekt, Moscow 119261***
1.4. Issuer's primary state registration number (OGRN)	***1027700381851***
1.5. Issuer's taxpayer ID	*7736206959*
1.6. Issuer's unique code assigned by the registration authority	***05214-A***
1.7. Address of the website used by the Issuer for information disclosure	***http://www.rbcinfosystems.ru***
1.8. Name(s) of the printed periodical(s) used by the Issuer for publication of information	***Supplement to the Bulletin of the Federal Financial Markets Service***

2. Contents of the Notice

2.1. Information on the securities offered:

2.1.1. Type, category, series and other identification characteristics of the securities – ***common registered non-documentary shares (hereinafter referred to as the Shares).***

2.1.2. State registration number of the securities issue (additional securities issue) and date of state registration – ***1-03-05214-A-003D dated October 18, 2005.***

2.1.3. Name of the registration authority that completed state registration of the securities issue (additional securities issue) – ***Regional Department of the Federal Financial Markets Service in the Central Federal District.***

2.1.4. Number of securities offered and par value per security – ***4,260,000 (four million two hundred and sixty thousand) securities of a par value of 0.001 ruble (one thousandth of a ruble) each.***

2.1.5. Method of placement, and in the event of placement by private offering, the group of potential purchasers of the securities – ***private offering.***

The Shares are to be placed by private offering among a certain group of persons: RBC HOLDING Closed Joint-Stock Company.

The Issuer's shareholders who voted against, or abstained from voting on the issue of placement of shares by private offering have a right of preemption of additional shares offered privately in the number proportional to the number of the Issuer's common shares in their possession. The number of persons entitled to preemption of shares amounts to 1,264.

2.1.6. Period (start and end dates) of placement of the securities, or the procedure for determining it –
Start date of placement of the securities – ***November 7, 2005.***

End date of placement of the securities, or the procedure for determining it - ***Placement must be completed no later than 1 year after the date of state registration of the additional securities issue.***

2.1.7. Method of payment for the securities offered – ***Payment for the Shares must be made in full in terms of the currency of the Russian Federation upon their acquisition subject to the Resolution on the Additional Securities Issue and the Prospectus for the securities.***

2.2. Offering price for the securities, or the procedure for determining it, which may be a formula based on variables that cannot be changed at the Issuer's discretion, or an indication that the offering

(one hundred and fifty-four) rubles 82 kopecks per share.

2.3. In the event that the offering price for the securities has been determined by the Issuer in figures prior to the start date of placement of the securities subject to the procedure for determining the offering price for the securities set forth by the resolution on the securities issue (additional securities issue):

2.3.1. The Issuer's managerial body that has passed the decision on determining the offering price for the securities is the Board of Directors;

2.3.2. The date of adoption of the decision on the offering price for the securities is October 25, 2005;

2.3.3. The date and number of the minutes of the meeting (session) of the Issuer's managerial body at which the decision on determining the offering price for the securities was made are Minutes of the Board of Directors No. 42 dated October 26, 2005.

3. Signature		
3.1. General Director	(signature)	Yury Rovensky
3.2. Date October 26, 20 05		

ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «РБК Информационные Системы» * МОСКВА *

82-34864

NOTICE
"ON THE START OF PLACEMENT OF ISSUED SECURITIES"

1. General information	
1.1. Issuer's full corporate name (or name of a non-profit organization)	***RBC Information Systems Open Joint-Stock Company***
1.2. Issuer's short corporate name	***OAO RBC Information Systems***
1.3. Issuer's address	*75/9 Leninsky Prospekt, Moscow 119261*
1.4. Issuer's primary state registration number (OGRN)	*1027700381851*
1.5. Issuer's taxpayer ID	*7736206959*
1.6. Issuer's unique code assigned by the registration authority	*05214-A*
1.7. Address of the website used by the Issuer for information disclosure	***http://www.rbcinfosystems.ru***
1.8. Name(s) of the printed periodical(s) used by the Issuer for publication of information	***Supplement to the Bulletin of the Federal Financial Markets Service***

2. Contents of the Notice

2.1. Information about securities offered:
2.1.1. Type, category, series and other identification characteristics of the securities – ***common registered non-documentary shares (hereinafter referred to as the Shares);***
2.1.2. State registration number of the securities issue (additional securities issue) and the date of official registration – ***1-03-05214-A-003D dated October 18, 2005;***
2.1.3. Name of the registration authority that completed state registration of the securities issue (additional securities issue) – ***Regional Department of the Federal Financial Markets Service in the Central Federal District;***
2.1.4. Number of securities offered and par value per security – ***4,260,000 (four million two hundred and sixty thousand) securities of a par value of 0.001 ruble (one thousandth of a ruble) each;***
2.1.5. Method of placement, and in the event of placement by private offering, the group of potential purchasers of the securities – ***private offering.***
The Shares are to be placed by private offering among a certain group of persons: Closed Joint-Stock Company RBC HOLDING.
The Issuer's shareholders who voted against, or abstained from voting on, the issue of placement of shares by private offering have a right of pre-emption of additional shares offered privately in the number proportional to the number of the Issuer's common shares in their possession. The number of persons entitled to pre-emption of shares amounts to 1,264.
2.1.6. Offering price for the securities, or the procedure for determining it – ***154 (one hundred and fifty-four) rubles 82 kopecks per share.***
2.1.7. Granting of the right to pre-emption of the securities to the Issuer's participants (shareholders) and/or other persons –
Pursuant to Articles 40, 41 of the Federal Law "On joint-stock companies", the Issuer's shareholders who voted against, or abstained from voting on, the issue of placement of shares by private offering have a right of pre-emption of additional shares offered privately in the number proportional to the number of the Issuer's common shares in their possession. The procedure for the exercising of the right of pre-emption of the securities offered is set forth in Clause 8.5. of the Resolution on the Additional Securities Issue and Clause 9.3 of the Prospectus for the securities

resolution to increase the authorized capital through placement of additional common shares (June 22, 2005).

2.2. Start date of placement of the securities – ***November 7, 2005.***

2.3. The start date of the placement may be altered provided that the information thereon is published in the newsline and on the Internet website no later than 1 day prior to the start date of placement publicized in this Notice.

2.4. End date of placement and the procedure for determining it -

Placement must be completed no later than 1 year after the date of official registration of the additional securities issue.

3. Signature					
3.1. General Director				(signature)	Yury Rovensky
3.2. Date	October	26,	20 05	Seal	

«РБК Информационные Системы» МОСКВА

REPORT
on results of voting by participants of the extraordinary general meeting of shareholders of OAO RBC Information Systems (hereinafter referred to as the Company)

The Company's legal address: 75/9 Leninsky Prospekt, Moscow 119261
Location: Bld. 1, 78 Profsoyuznaya Street, Moscow, RBC's office.
Date of the meeting: October 14, 2005.
Form of the meeting: joint presence of shareholders with prior distribution of voting ballots.

Chairman of the meeting: German V. Kaplun
Secretary of the meeting: legal adviser Ekaterina V. Melnikova.

The Company's Registrar, ZAO IRKOL represented by Marina Yu. Novikova, acted as the counting commission, in accordance with the federal law "On joint-stock companies" No. 120-FZ.

Agenda:

1. Determination of the number, par value and category (type) of the Company's shares authorized for issuance: 34,260,000 (thirty-four million two hundred and sixty thousand) common registered shares of a par value of RUR0.001 each.
2. Introduction of amendments regarding the number of authorized shares to the Company's Articles of Association.
3. Approval of related party transactions.

Quorums for issues on the agenda:

Questions on the agenda	Number of votes that belong to persons entitled to participate in the meeting (as of September 7, 2005)	Number of votes that belong to persons who participated in the meeting		Quorum
			%	
1	115,000,000	81,939,157	71,2514	Confirmed
2	115,000,000	81,939,157	71,2514	Confirmed
3.1	54,814,692	21,753,850	39,6862	Not confirmed
3.2	54,814,692	21,753,850	39,6862	Not confirmed

The voting results on the questions on the agenda were as follows.

Question 1. **Determination of the number, par value and category (type) of the Company's shares authorized for issuance: 34,260,000 (thirty-four million two hundred and sixty thousand) common registered shares of a par value of RUR0.001 each.**

	Number of votes	Percentage of participants' votes
«FOR»	77,400,448	94,4609
«AGAINST»	501	0,0006
«ABSTAINED»	681,000	0,8311

DECISION: PASSED.

Question 2. **Approval of amendments to the Company's Articles of Association. To amend Subparagraph 7.2. to read as follows: "The Company may issue 34,260,000 (thirty-four million two hundred and sixty thousand) common registered shares, with a par value of**

	Number of votes	Percentage of participants' votes
«FOR»	77,400,448	94,4609
«AGAINST»	501	0,0006
«ABSTAINED»	681,000	0,8311

DECISION: PASSED.

Question 3. **Approval of related party transactions.**

3.1. To approve transactions that may be entered into in the future in the routine course of the Company's business by and between the Company and 1) Closed Joint-Stock Company Information and Research Center "Politics, Economy, Marketing" in the amount of 300,000,000 (three hundred million) rubles; 2) Autonomous Non-Commercial Organization "National Awarding Committee" in the amount of 300,000,000 (three hundred million) rubles; 3) Autonomous Non-Commercial Organization "The Best Brand Steering Committee" in the amount of 300,000,000 (three hundred million) rubles.

Number of votes belonging to shareholders listed as eligible to participate in the meeting, who are non-related parties to the transactions	54,814,692
Number of votes belonging to non-related parties to the transactions who participated in the meeting	21,753,850

Pursuant to Article 58 of the Federal Law "On joint-stock companies", the quorum for the approval of related-party transactions is determined separately. The quorum for the issue is absent. Therefore, voting results are not summed up.

DECISION: NOT PASSED.

3.2. To approve the transaction whereby the Company transfers the following domain names to Autonomous Non-Commercial Organization "The Best Brand Steering Committee": COMPANY2005.RU, COMPANY2006.RU, COMPANY2007.RU, PERSONA2005.RU, PERSONA2006.RU, PERSONA2007.RU, equaling 2,906 (two thousand nine hundred and six) rubles 50 kopecks. The beneficiary to the transaction is the seller, OAO RBC Information Systems.

Number of votes belonging to shareholders listed as eligible to participate in the meeting, who are non-related parties to the transactions	54,814,692
Number of votes belonging to non-related parties to the transactions who participated in the meeting	21,753,850

Pursuant to Article 58 of the Federal Law "On joint-stock companies", the quorum for the approval of related-party transactions is determined separately. The quorum for the issue is absent. Therefore, voting results are not summed up.

DECISION: NOT PASSED.

Chairman of the meeting German V. Kaplun

Secretary of the meeting: Ekaterina V. Melnikova

«РБК Информационные Системы»

NOTICE OF THE POSSIBILITY OF EXERCISING THE RIGHT OF PREEMPTION

October 31, 2005

OAO RBC Information Systems (hereinafter referred to as *the Issuer*) hereby notifies that on June 22, 2005, the Issuer's general shareholder meeting made the decision to increase the Issuer's authorized capital by placing additional common registered shares (hereinafter referred to as *Additional Shares*) through private offering. Pursuant to Articles 40 and 41 of the Federal Law "On joint-stock companies", the Issuer's shareholders who voted against, or abstained from voting on the issue of placement of shares by private offering have the right of preemption of Additional Shares floated by private offering in the number proportional to the number of the Issuer's shares in their possession. The list of persons entitled to the preemption of shares is based on the Issuer's shareholder register as of the date of adoption of the decision to increase the authorized capital by placing additional common shares (***June 22, 2005***).

The Issuer hereby notifies its shareholders of the possibility of and the procedure for exercising the said right of preemption.

Number of Additional Shares – 4,260,000 (four million two hundred and sixty thousand) shares.

Name of the registration authority that completed the state registration of the issue of Additional Shares, the issue's state registration number and date of state registration: Regional Department of the Federal Financial Markets Service in the Central Federal District, No. 1-03-05214-A-003-D dated October 18, 2005.

Start date of placement: November 7, 2005.

Offering price for the Additional Shares (per Additional Share): 154 (one hundred and fifty-four) rubles 82 kopecks per share.

Payments for Additional Shares shall be made in full in the currency of the Russian Federation upon their acquisition subject to the Resolution on the Additional Securities Issue and the Prospectus for the securities. Additional Shares of this issue are to be paid for before a shareholder submits an application for the acquisition of Additional Shares.

Bank account details for payments for Additional Shares during the placement of the shares subject to the right of preemption of the additional shares:
Account owner: ***RBC Information Systems Open Joint-Stock Company***
Account No. ***40702810700000000420***
Credit institution:
Full corporate name: ***Commercial Bank Moskommertsbank (Limited Liability Company0)***
Short corporate name: ***KB Moskommertsbank LLC***
Address: ***building 2, 1 Bolshoi Gnezdnikovsky Pereulok, Moscow 125009***
Bank ID: ***044599951***
Taxpayer ID: ***7744000711***
Correspondent account: ***30101810500000000951***

The procedure for determining the number of Additional Shares that any shareholder is entitled to acquire: The maximum number of Additional Shares that the Issuer's shareholder may acquire subject to the right of preemption is calculated in accordance with the following formula:

$$A = \frac{K*4,260,000}{115,000,000}$$

with
A being the maximum number of Additional Shares that a shareholder may acquire subject to the right of preemption; and
K being the number of the Issuer's common shares in the respective shareholder's possession as of June 22, 2005.

In the event that the calculation of the maximum number of shares that a certain shareholder is entitled to acquire subject to the right of preemption based on the formula yields a fractional number, the application may contain such maximum number in a simple fraction.

Subject to the right of preemption, a shareholder may acquire any number of Additional Shares not exceeding the maximum number.

Duration of the right of preemption: 45 (forty-five) days upon the publication of this Notice in the Rossiyskaya Gazeta newspaper.

Procedure for exercising a shareholder's right of preemption:

Any shareholder is entitled to complete or partial exercise of the right of preemption of Additional Shares of OAO RBC Information Systems by submitting a written application for the acquisition of Additional Shares with an attached original, or notarized, copy of a document confirming payment for the shares to be acquired (hereinafter referred to as the Application) to the Issuer.
The Application must contain:

- the heading: "Application for preemption of shares of RBC Information Systems Open Joint-Stock Company";
- the name (full corporate name) of the shareholder;
- the taxpayer ID (if any in case of individuals);
- the shareholder's place of residence (location);
- for individuals – passport details (the date, year and place of birth; the series, number, date and place of issuance of the passport);
  for legal entities – the number, date and place of issuance of the legal entity's state registration certificate, as well as the certificate of recording of the legal entity into the Unified State Register of Legal Entities;
- the personal account number with the register for the acquired shares to be assigned to;
- the number of shares to be acquired;
- the amount of money paid for the shares to be acquired;
- the shareholder's bank account details (information on a bank account or a bank card, or an indication that the shareholder prefers to collect money in the company's pay office in the event that it is necessary to reimburse monetary funds);
- a reference to the document enclosed with the Application to confirm payment for the shares that the shareholder intends to purchase.

The Application must be signed by the shareholder or the shareholder's representative acting on the basis of a Power of Attorney.
The Application and enclosed payment documents for the Additional Shares are to be delivered by the shareholder or the shareholder's authorized representative, who has a properly executed Power of Attorney for the right to act on behalf of the shareholder, to the following address:
Building 1, 78 Profsoyuznaya Street, Moscow 117393 on any Monday through Friday from 9 a.m. to 6 p.m., from the date of publication of the Notice to the date of termination of the right of preemption.

Information on where shareholders can review the Resolution on the Additional Securities Issue and the Prospectus for the securities:

Any interested person can review the Resolution on the Additional Securities Issue and the Prospectus for the securities at:

RBC Information Systems Open Joint-Stock Company
Address: 75/9 Leninsky Prospekt, Moscow 119261
Phone: 363-11-11; Fax: 363-11-25
Website: www.rbcinfosystems.ru

Yours faithfully,

Yury Rovensky

General Director, OAO RBC Information Systems

Open Joint Stock Company

RBC Information Systems

75/9 Leninsky Prospekt, Moscow, 119261, Russian Federation

M I N U T E S No. 17
of the extraordinary general shareholders' meeting of OAO RBC Information Systems, (hereinafter referred to as "the Company")

Moscow **October 14, 2005**

The extraordinary general shareholders' meeting is held in joint presence with prior distribution of voting ballots. The location of the meeting is Bld. 1, 78 Profsoyuznaya Street, Moscow, RBC's office.

Registration starts at: 10:00 a.m., October 14, 2005
Meeting opens at: 11:00 a.m., October 14, 2005
Registration closes at: 11:25 a.m., October 14, 2005
Vote tallying starts at: 11:25 a.m., October 14, 2005
Meeting closes at: 11:35 a.m., October 14, 2005

Chairman of the meeting: German V. Kaplun

Presidium of the meeting: Elena M. Novokreshchenova, head of the legal department, moderator of the meeting

Secretary of the meeting: Ekaterina V. Melnikova, legal adviser

Pursuant to the federal law No. 120-FZ "On joint-stock companies," the Company's Registrar, ZAO IRKOL represented by Marina Yu. Novikova, acted as the counting commission.

Agenda:

1. Determination of the number, par value and category (type) of the Company's shares authorized for issuance: 34,260,000 (thirty-four million two hundred and sixty thousand) common registered shares of a par value of RUR0.001 each.
2. Introduction of amendments regarding the number of authorized shares to the Company's Articles of Association.
3. Approval of related party transactions.

Quorums for issues on the agenda:

Questions on the agenda	Number of votes that belong to persons entitled to participate in the meeting (as of September 7, 2005)	Number of votes that belong to persons who participated in the meeting		Quorum
			%	
1	115,000,000	81,939,157	71,2514	Confirmed
2	115,000,000	81,939,157	71,2514	Confirmed
3.1	54,814,692	21,753,850	39,6862	Not confirmed

3.2	54,814,692	21,753,850	39,6862	Not confirmed

1. Determination of the number, par value and category (type) of the Company's shares authorized for issuance: 34,260,000 (thirty-four million two hundred and sixty thousand) common registered shares of a par value of RUR0.001 each.

REGARDING THE 1st ITEM OF THE AGENDA:

Chairman of the meeting German V. Kaplun delivered a speech regarding the first item of the agenda.
The main points of his speech were as follows:

- According to the law on joint stock companies, the volume of additional shares to be issued by a joint stock company shall correspond with the volume of authorized stock defined by the Articles of Association of the company (Clause 1, Article 27; Clause 3, Article 28 of the federal law "On joint-stock companies.")
- Issues regarding the determination of the number, par value and category (type) of authorized shares and rights granted by these shares are the sole authority of the general shareholders' meeting (Clause 5, Article 48 of the federal law "On joint-stock companies.")
- The best course of action seems to be to increase the number of authorized shares stipulated by the Company's Articles of Association to 34,260,000 (thirty-four million two hundred and sixty thousand) shares, to be able to quickly issue additional shares if necessary.

No additional share issue is envisaged in the near future.

QUESTION VOTED:

To determine the number, par value and category (type) of the Company's shares authorized for issuance: 34,260,000 (thirty-four million two hundred and sixty thousand) common registered shares of a par value of RUR0.001 each.

VOTING RESULTS:

"FOR" *– 77,400,448 votes (94.4609%);*
"AGAINST" - 501 votes (0.0006%);
"ABSTAINED" – 681,000 votes *(0.8311%).*

IT WAS DECIDED:

To determine the number, par value and category (type) of the Company's shares authorized for issuance: 34,260,000 (thirty-four million two hundred and sixty thousand) common registered shares of a par value of RUR0.001 each.

The decision was passed.

2. Introduction of amendments regarding the number of authorized shares to the Company's Articles of Association.

REGARDING THE 2nd ITEM OF THE AGENDA:

Moderator of the meeting Elena M. Novokreshchenova expanded on the second item of the agenda.
The main points of her speech were as follows:
Pursuant to Articles 11 and 27 of the federal law "On joint-stock companies", the Articles of Association of a company define the number, par value and category (type) of authorized shares. Provided that the Articles of Association contain these provisions, a company can issue additional shares within the volume of authorized stock. Amendments of the Articles of Association concerning the number of authorized shares, except for cases connected with their decrease following an additional share issue, require approval by the general shareholders' meeting. For this very reason, this item shall be raised for voting.

QUESTION VOTED:

To approve amendments to the Company's Articles of Association. To amend Subparagraph 7.2. to read as follows: "The Company may issue 34,260,000 (thirty-four million two hundred and sixty thousand) common registered shares, with a par value of RUR0.001 each (authorized shares), in addition to the shares placed."

VOTING RESULTS:

"FOR" – *77,400,448 votes (94.4609%);*
"AGAINST" *- 501* ***votes (0.0006%);***
"ABSTAINED" **– 681,000 votes** *(0.8311%).*

IT WAS DECIDED:

To approve amendments to the Company's Articles of Association. To amend Subparagraph 7.2. to read as follows: "The Company may issue 34,260,000 (thirty-four million two hundred and sixty thousand) common registered shares, with a par value of RUR0.001 each (authorized shares), in addition to the shares placed."

The decision was passed.

3. **Approval of related party transactions.**

REGARDING THE 3rd ITEM OF THE AGENDA:

Chairman of the meeting German V. Kaplun voiced information on related party transactions favored by the Company's Board Members and its executive bodies. The above mentioned parties are declared interested in the further mentioned related party transactions submitted for consideration by the Company, as their affiliates are the parties of these transactions.

QUESTION VOTED:

3.1.) To approve transactions that may be entered into in the future in the routine course of the Company's business by and between the Company and 1) Closed Joint-Stock Company Informa-

Information and Research Center "Politics, Economy, Marketing" in the amount of 300,000,000 (three hundred million) rubles; 2) Autonomous Non-Commercial Organization "National Awarding Committee" in the amount of 300,000,000 (three hundred million) rubles; 3) Autonomous Non-Commercial Organization "The Best Brand Steering Committee" in the amount of 300,000,000 (three hundred million) rubles.

VOTING RESULTS:

Number of votes belonging to shareholders listed as eligible to participate in the meeting, who are non-related parties to the transactions	54,814,692
Number of votes belonging to non-related parties to the transactions who participated in the meeting	21,753,850

Pursuant to Article 58 of the federal law "On joint-stock companies", the quorum for the approval of related-party transactions is determined separately. The quorum for the issue is absent. Therefore, voting results are not summed up.

The decision was not passed.

3.2) To approve the transaction whereby the Company transfers the following domain names to Autonomous Non-Commercial Organization "The Best Brand Steering Committee": COMPANY2005.RU, COMPANY2006.RU, COMPANY2007.RU, PERSONA2005.RU, PERSONA2006.RU, PERSONA2007.RU, equaling 2,906 (two thousand nine hundred and six) rubles 50 kopecks. The beneficiary to the transaction is the seller, OAO RBC Information Systems.

VOTING RESULTS:

Number of votes belonging to shareholders listed as eligible to participate in the meeting, who are non-related parties to the transactions	54,814,692
Number of votes belonging to non-related parties to the transactions who participated in the meeting	21,753,850

Pursuant to Article 58 of the federal law "On joint-stock companies", the quorum for the approval of related-party transactions is determined separately. The quorum for the issue is absent. Therefore, voting results are not summed up.

The decision was not passed.

The present minutes were drafted in two copies on October 25, 2005.

Chairman of the meeting German V. Kaplun

Secretary of the meeting Ekaterina V. Melnikova

I hereby confirm that the above signatures belong to the listed executives:

General Director Yury Rovensky

«РБК Информационные Системы»

Application to acquire shares of OAO "RBC Information Systems" under the rights of pre-emption

Full name or official company name of the shareholder

Official address of the shareholder:

Identification number with the Russian Tax Ministry (if any) of the shareholder (for individuals):

Date and place of birth, passport number, date and place of issue of passport of the shareholder (for individuals):

Registration number at the unified state registry of legal entities (if any) of the shareholder (for legal entities):

Account number with the registrar:

Number of shares acquired:

Amount of funds transmitted to pay for the shares:

Bank information of the shareholder:

Reference to the enclosed original or a notarized copy of a document confirming that the shareholder has paid for the shares that are being acquired:

Signature of official and seal (for legal entities)

Signature (for individuals)

Date

MINUTES No. 42
of a Board meeting
of RBC Information Systems Open Joint-Stock Company
(hereinafter "the Company")

A meeting of the Board of Directors of the Company was held by absentee vote with prior distribution of voting ballots.
Filled out ballots were to be sent to the following address:
• Bldg. 1, 78, Profsoyuznaya Street, Moscow 117393, OAO RBC Information Systems.
Voting ballots may be submitted to the Company by personal delivery to the Chairman of the Board of Directors of the Company, or by other means, including electronic communications such as fax, telegraph and e-mail.

Deadline for the submission of voting ballots: 6 p.m. on October 25, 2005.

The Chairman of the Board of Directors announced that 12 Board Members handed in their voting ballots, which made a quorum (100%), and declared the meeting legitimate.

AGENDA:

1. On determining the offering price for the Company's additional shares to be placed by private offering.
2. On determining the start date of the placement of the Company's additional shares.

REGARDING THE 1ST ITEM OF THE AGENDA:

Chairman of the Board German V. Kaplun expanded on the first item of the agenda and reported that pursuant to the Resolution on the Additional Securities Issue that stipulates the issuance of common registered non-documentary shares in the number of 4,260,000 (four million two hundred and sixty thousand) shares, placed through private offering and registered by the Department of the Russian Federal Financial Markets Service in the Central Federal District on October 18, 2005 (the state registration number is 1-03-05214-A-003D ***(hereinafter "additional shares"),*** the offering price should be determined by the Company's Board of Directors based on the closing price at the trading session on the MICEX Stock Exchange as of the date of the state registration of the additional shares, and in the event that the MICEX Stock Exchange is closed on the day identified above, as of the next consecutive business day.

QUESTION VOTED:

To determine the offering price for the Company's additional shares based on the closing price at the trading session on the MICEX Stock Exchange as of the date of the state registration of the additional shares, i.e. October 18, 2005, equal to 154 (one hundred fifty-four) rubles 82 (eighty-two) kopecks for one share.

The results of processing the voting ballots submitted by the Board Members regarding the first item of the agenda are as follows:

Total voting ballots: Including:	9
1. Valid voting ballots	9
2. Invalid voting ballots	0
3. Not voted	0

Voting results:

Votes "FOR": German V. Kaplun, Alexander M. Morgulchik, Dmitry G. Belik, Sergey Yu. Lukin, Artyom V. Inutin, Yury A. Rovensky, Hans-Joerg Rudloff, Michael Hammond, Neil Osborn. Total: 9 votes (100%).
Votes "AGAINST": none.
Votes "ABSTAINED": none.

IT WAS DECIDED:

To determine the offering price for the Company's additional shares based on the closing price at the trading session on the MICEX Stock Exchange as of the date of the state registration of the additional shares, i.e. October 18, 2005, equal to 154 (one hundred fifty-four) rubles 82 (eighty-two) kopecks for one share.

The decision was passed.

REGARDING THE 2nd ITEM OF THE AGENDA:

Chairman of the Board German V. Kaplun took the floor regarding the second item of the agenda and proposed to set the start date of the placement of the Company's additional shares for November 7, 2005.

QUESTION VOTED:

To set the start date of the placement of the Company's additional shares for November 7, 2005.

The results of processing the voting ballots submitted by the Board Members regarding the second item of the agenda are as follows:

Total voting ballots: Including:	9
1. Valid voting ballots	9
2. Invalid voting ballots	0
3. Not voted	0

Voting results:

Votes "FOR": German V. Kaplun, Alexander M. Morgulchik, Dmitry G. Belik, Sergey Yu. Lukin, Artyom V. Inutin, Yury A. Rovensky, Hans-Joerg Rudloff, Michael Hammond, Neil Osborn. Total: 9 votes (100%).
Votes "AGAINST": none.
Votes "ABSTAINED": none.

IT WAS DECIDED:

To set the start date of the placement of the Company's additional shares for November 7, 2005.

The decision was passed.

The present minutes were drafted on October 26, 2005.

Chairman of the Board of Directors
German V. Kaplun

OAO RBC Information Systems

75/9 Leninsky Prospekt, Moscow 119261 Tel: 363 1111 Fax: 363 1125 E-mail: ir@rbc.ru

RECEIVED
2005 NOV 29 P 12:39
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

November 21, 2005

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W., Washington, D.C. 20549-1004

Subject: File No. 82-34864

Please find attached the following documents from OAO RBC Information Systems, foreign private investor: Resolution on the additional securities issue. The attached documents are supplied pursuant to Rule 12g3-2(b).

Yours faithfully «РБК Информационные Системы»

Yury Rovensky
General Director

82-34864

RECEIVED
2005 NOV 29 P 12:20
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Registered October 18, 2005
state registration No.
1-03-05214-A-003D
Regional Department of the FFMS
(name of the registration authority)
in the Central Federal District
(signature of the authorized person)

(stamp of the registration authority)

RESOLUTION ON THE ADDITIONAL SECURITIES ISSUE

RBC Information Systems Open Joint-Stock Company

Common registered non-documentary shares of a par value of 0.001 ruble (one thousandth of a ruble) each, in the number of 4,260,000 (four million two hundred and sixty thousand) shares, placed through private offering

Approved by the decision of the Board of Directors of RBC Information Systems Open Joint-Stock Company dated June 22, 2005, Minutes No. 40 dated June 22, 2005.

based on the decision of the general shareholder's meeting of RBC Information Systems Open Joint-Stock Company to increase the authorized capital by placing additional common shares dated June 22, 2005, Minutes No. 16 dated July 6, 2005.

The issuer's address and contact phone numbers, with international code:
75/9 Leninsky Prospekt, Moscow 119261
Phone: +7 (095) 363-11-11

General Director
RBC Information Systems
Open Joint-Stock Company — Yury Rovensky

Date: August 15, 2005 — Seal

Открытое акционерное общество «РБК Информационные Системы» г. Москва

RBC Information Systems Open Joint-Stock Company
Taxpayer ID 7736206959

1. Type, category of securities
Common registered shares

2. Form of securities
Non-documentary

3. Indication to the obligatory centralized custody
Not specified for this type of securities

4. Par value per security of the issue (additional issue), if provided for by law of the Russian Federation
0.001 ruble (one thousandth of a ruble)

5. Number of securities in the issue (additional issue)
4,260,000 (four million two hundred and sixty thousand) shares

6. Total number of securities of this issue floated earlier (specified for an additional securities issue)
115,000,000 (one hundred and fifteen million) shares

7. Rights of an owner of each security of the issue (additional issue)
Clause 8.7 of the issuer's Articles of Association:
"The general rights of holders of all categories (types) of shares:

- *to dispose of their shares without consent of other shareholders or the Company;*
- *shareholders of the Company shall have the preemptive right to purchase additional shares, issued by public subscription, and other securities convertible into shares, proportionally to the amount of shares of the category (type) they own;*
- *shareholders of the Company who voted against or did not participate in the voting on the issue of shares and other securities convertible into shares, by private subscription, shall have a preemptive right to purchase additional shares and other securities convertible into shares, issued by private subscription, proportionally to the amount of shares of the category (type) that they own. This right shall not apply to the issue of shares and other securities convertible into shares by private subscription only among shareholders, if while this is taking place, shareholders can purchase a whole number of issued shares and other securities convertible into shares, proportionally to the amount of shares of the category (type) that they own;*
- *to receive a share of the net profit (dividends) to be distributed among shareholders in accordance with established procedures and the Articles of Association, depending on the category (type) of shares that a shareholder owns;*
- *to receive a share of the property of the Company (a liquidation quota) left after the Company is liquidated, proportionally to the amount of shares of the category (type) a shareholder owns;*
- *to have access to documents of the Company in accordance with established procedures and the Articles of Association, and to receive their copies on a paid basis;*
- *to exercise other rights stipulated by law, the Articles of Association and decisions of the General Shareholders' Meeting made within its competence".*

Clause 8.8 of the issuer's Articles of Association:
" Each common share of the Company shall have equal nominal value and it provides its holder with an equal measure of rights."
Clause 8.9 of the issuer's Articles of Association:
" In accordance with the Federal Law "On Joint-Stock Companies", holders of common shares of the Company are entitled to participate in the General Shareholders' Meeting with a right to vote on all issues within the competence of the meeting. They are also entitled to receive dividends and a share of the property of the Company (a liquidation quota) in the event the Company is liquidated.
Clause 8.13 of the issuer's Articles of Association:
"A voting share is a share granting its holder the right to vote on all issues within the competence of the General Shareholders' Meeting or on specific issues stipulated by federal law. A share, voting on all issues within the competence of the General Shareholders' Meeting, is:

a common share paid in full, except for shares at the disposal of the Company."
Clause 8.15 of the issuer's Articles of Association:
"Shares voting on all issues within the competence of the General Shareholders' Meeting shall grant their holders the right:

- *to participate in voting (including by "absentee vote") at the General Shareholders' Meeting on all issues within its competence;*
- *to nominate candidates to the executive governing bodies of the Company in accordance with established procedures and under conditions stipulated by law and the Articles of Association;*
- *to submit suggestions for the agenda of the Annual General Shareholders' Meeting in accordance with established procedures and under conditions stipulated by law and the Articles of Association;*
- *to demand access to a list of persons eligible to participate in the General Shareholders' Meeting , for inspection in accordance with established procedures and under conditions stipulated by law and the Articles of Association;*
- *to access accounting documents of the Company in accordance with established procedures and under conditions stipulated by law and the Articles of Association;*
- *to demand convening the Extraordinary Shareholders' Meeting and holding an inspection of the financial and business performance of the Company by the Audit and Compliance Commission in accordance with established procedures and under conditions stipulated by law and the Articles of Association;*
- *to demand that the Company buy out all or a part of the shares a shareholder owns, in cases stipulated by law."*

Clause 13.14 of the issuer's Articles of Association:
"The shareholders (a shareholder), who in total own(s) at least 2 percent of the Company's voting shares, are (is) entitled to introduce issues on the agenda of the General Shareholders' Meeting and nominate candidates to the Board of Directors and the Audit and Compliance Commission. The number of candidates shall not exceed the number of members of the corresponding governing body, which is determined in the Articles of Association of the Company."
Clause 13.23 of the issuer's Articles of Association:
"The Extraordinary General Shareholders' Meeting is held according to the decision made by the Board of Directors of the Company based on its own initiative, the demand of the Audit and Compliance Commission of the Company, the Auditor of the Company and the shareholders (a shareholder), who own (s) at least 10 percent of the voting shares of the Company on the day the demand is filed."
Clause 16.3 of the issuer's Articles of Association:
"The Company or shareholders (a shareholder), who own(s) in total at least one percent of the common shares of the Company, are (is) entitled to apply to court against a member of the Board of Directors of the Company, the sole executive authority of the Company (the General Director) demanding the reimbursement of losses incurred to the Company in the case stipulated in Paragraph 2 of Article 71 of the Federal Law "On Joint-Stock Companies"."
Clause17.6 of the issuer's Articles of Association:
"The examination (internal auditing) of the financial and economic activities of the Company shall be carried out according to the results of the Company's activities at the end of the year, as well as at any time at the initiative of the Audit and Compliance Commission of the Company, the decision of the General Shareholders' Meeting, the Board of Directors of the Company or at the demand of shareholders (a shareholder) of the Company, who own(s) in total at least 10 percent of the voting shares of the Company."
Clause 19.1 issuer's Articles of Association:
"The Company shall provide its shareholders with access to documents stipulated in Paragraph 1 of Article 89 of the Federal Law "On Joint-Stock Companies". Shareholders (a shareholder), who in total own(s) at least 25 percent of the Company's voting shares, are (is) entitled to access the documents of the accounting reports and the minutes of meetings of the collective executive body."

8. Terms and the procedure for placing the securities of the issue (additional issue)

8.1. Method of placement of the securities:

Private offering

Shares shall be placed through private offering among a certain group of persons: RBC HOLDING Closed Joint-Stock Company.

The issuer's shareholders who voted against, or abstained from voting on, the issue of placement of shares by private offering have the preemptive right to acquire additional shares offered privately in a number proportional to the number of the issuer's common shares in their possession. The number of persons having the preemptive right to acquire shares amounts to 1264 people.

8.2. Period of placement of the securities

Start date of placement, or the procedure for determining it:

The first business day after a two-week period following the date of disclosure of information on the state registration of the additional securities issue and provision of access to information on the state registration, subject to disclosure pursuant to the Federal Law "On the securities market" of the Russian Federation and regulations of the Federal Financial Markets Service to all prospective purchasers.

The placement of shares of the additional issue to the purchaser determined by the resolution on the placement of shares, ZAO RBC HOLDING, shall begin on the next business day following the disclosure of information on the results of the exercise of the preemptive right to acquire shares of the additional issue.

The issuer shall have the notice on the state registration of the additional share issue published within the following time limits:

- ***in the newslines of Interfax and AK&M information agencies, within 1 (one) day after the date of state registration of the additional share issue;***
- ***on the issuer's website at www.rbcinfosystems.ru, within 3 (three) days after the date of state registration of the additional share issue (however, after the date of publication of the information in the newslines);***
- ***in the Supplement to the Bulletin of the Federal Financial Markets Service, within 5 (five) days after the date of state registration of the additional share issue.***

End date of placement of the securities, or the procedure for determining it:

The placement must be completed no later than 1 year upon the date of state registration of the additional securities issue.

8.3. Procedure for placement of the securities

The procedure for and terms of execution of contracts (the procedure for and terms of submitting and approving applications) for disposal of the securities to first owners during placement:

Shares shall be floated among persons having the preemptive right to acquire the shares based on submitted written requests/applications for the acquisition of the offered shares and respective documents certifying payments made for them.

Persons entitled to preemption of the shares are to submit applications for the acquisition of offered shares in written form with an attached document (either original or notarized copy) certifying the payment made in full for shares specified in the application at the offering price set for persons not entitled to preemption of shares of the additional issue (ZAO RBC HOLDING) pursuant to Clause 8.4 of the Resolution on the Additional Securities Issue and Clause 2.4 of the Securities Prospectus.

The application for the acquisition of the offered shares must contain the following data:

- ***the heading: "Application for acquisition of shares of RBC Information Systems Open Joint-Stock Company";***
- ***the name (full corporate name) of the purchaser;***
- ***the taxpayer ID (if any in case of individuals);***
- ***the purchaser's place of residence (location);***
- ***for individuals – passport details (the date, year and place of birth; the series, number, date and place of issuance of the passport);***
  for legal entities – primary state registration number (OGRN), as well as the number, date and place of issuance of the legal entity's state registration certificate, and/or certificates of recording of the legal entity into the Unified State Register of Legal Entities;
- ***the personal account number with the [illegible]***

- *the number of shares to be acquired;*
- *the amount of money paid for the shares to be acquired;*
- *the purchaser's bank account details (information on a bank account or a bank card), or an indication that the purchaser prefers to collect money in the issuer's pay office in the event that it is necessary to reimburse monetary funds);*
- *a reference to the document enclosed with the application to confirm payment for the shares that the purchaser intends to acquire.*

The application must be signed by the purchaser or the purchaser's representative acting on the basis of a Power of Attorney (the signature of an official and seal for legal entities, and a signature for individuals). In the event that the application is signed by a representative under a Power of Attorney, an original or notarized copy of a properly executed Power of Attorney must be enclosed with the application.

The application and enclosed documents are to be delivered by the purchaser or the purchaser's authorized representative, who has a properly executed Power of Attorney for the right to act on behalf of the purchaser, to the following address:

Building 1, 78 Profsoyuznaya Street, Moscow 117393.

Applications from persons entitled to the preemption of shares shall be accepted on any Monday through Friday from 9 a.m. to 6 p.m. from the date of publication of the Notice on the possibility of exercising the right to preemption of shares.

Persons entitled to the preemption of shares may submit applications during 45 calendar days following the date of publication of the Notice (hereinafter referred to as the Duration of the Preemptive Right) in the Rossiyskaya Gazeta newspaper.

The issuer shall approve the Applications submitted in full provided that the number of shares specified in the Application is proportional to the number of shares owned by the shareholder. In the event that the determination of the maximum number of shares offered, with regard to which a person having the preemptive right to acquire shares may exercise such right, results in a fractional number, such person may acquire part of an offered additional share (fractional share) corresponding to the fractional part of the resulting number.

Applications inconsistent with the requirements set forth in the Resolution on the Additional Securities Issue and the Securities Prospectus, and applications with no payment document enclosed, shall not be approved by the issuer.

The issuer shall send notice of the impossibility to approve the application according to the procedure specified in the application with respective reasons specified in the notice to the purchaser. The issuer shall reimburse the purchaser for monetary funds received by the issuer for the shares with respect to which the application was not approved (partially or in full) according to the reimbursement procedure identified in the application within 5 days upon the receipt of the application.

In the event that the application fails to identify the reimbursement procedure and/or banking details for the transfer (for non-cash payments), the issuer shall reimburse the funds on the purchaser's request.

The issuer shall send the transfer order to enter shares of the additional issue in the purchaser's personal account in the number specified in the application, provided that the number of shares specified in the application is proportional to the number of shares owned by the shareholder. The delivery of the transfer order by the issuer shall be deemed acceptance of the offer of the person who filed the application for the acquisition of shares. The share purchase and sale agreement shall be deemed entered into upon delivery of the respective transfer order to the registrar.

After the issuer's Board of Directors has summed up the results of the exercising of the preemptive right, the issuer shall enter into the share purchase and sale agreement with ZAO RBC HOLDING (the purchaser identified in the resolution on the placement of shares). ZAO RBC HOLDING shall acquire shares of the additional issue left after persons entitled to the preemption of shares have exercised their preemptive right.

The possibility of preemptive acquisition of securities offered, including the possibility to exercise the preemptive right to acquire securities stipulated by Articles 40 and 41 of the Federal Law "On joint-stock companies", and the record date fixed to determine persons having such preemptive right:

Pursuant to Articles 40 and 41 of the Federal Law "On joint-stock companies," the issuer's shareholders who voted against or abstained from voting on the issue of placement of shares through private offering have a preemptive right to acquire additional shares offered privately in a number

exercising the preemptive right to acquire securities offered is set forth in Clause 8.5 of the Resolution on the Additional Securities Issue and Clause 9.3 of the Securities Prospectus.

The record date fixed to determine persons entitled to the preemption of additional shares: the date of adoption of the decision to enlarge the authorized capital by placing additional common shares by the issuer (June 22, 2005).

Person to whom the issuer issues (sends) the transfer order, on the basis of which a credit entry is made to the first purchaser's personal account (first purchaser, registrar), and other terms and conditions of issuance of a transfer order:

Upon the state registration of this additional securities issue, the shares shall be entered in the issuer account established in the issuer's shareholder register maintained by:

Full corporate name: ***IRCOL Closed Joint-Stock Company***

Short corporate name: ***ZAO IRCOL***

Location: ***building 1, 3/4 Boyarsky Pereulok, Moscow 107078***

Postal address: ***building 1, 3/4 Boyarsky Pereulok, Moscow 107078***

Phone: ***(095) 208-15-15, 207-15-15*** Fax: ***(095) 208-34-34***

E-mail:*corp@ircol.ru*

The issuer shall deliver the transfer order on the basis of which a credit entry is made to the first purchaser's personal account to IRCOL Closed Joint-Stock Company. The transfer order covering the shares, the application for the acquirement of which has been approved subject to the procedure specified in the Resolution on the Additional Securities Issue and the Securities Prospectus, shall be issued after the payment for the number of shares specified in the transfer order has been made in full.

8.4. Offering price(s), or the procedure for determining the offering price(s) for the securities

The offering price for shares of the additional issue shall be determined by the issuer's Board of Directors based on the closing price at the trading session on the MICEX Stock Exchange as of the date of the state registration of the additional shares, and in the event that the MICEX Stock Exchange is closed on the day identified above, as of the next consecutive business day.

The said securities shall be floated among persons entitled to the preemption of additional shares at the price these securities are offered to other persons.

The issuer shall give notice of the offering price for the shares in the newslines of the AK&M and Interfax news agencies, and on the issuer's website at www.rbcinfosystems.ru on or prior to the start date of placement of securities (however, the information on the issuer's website shall be disclosed after its disclosure in the newslines).

8.5. Procedure for exercising the preemptive right to acquire the securities offered

Record date fixed to determine the list of persons entitled to the preemption of the securities offered:

The list of persons entitled to the preemption of shares shall be made based on the data of the issuer's shareholder register as of the date of adoption of the decision to enlarge the authorized capital by placing additional common shares (June 22, 2005).

Procedure for notifying persons having the preemptive right to acquire securities offered of the possibility to exercise the right:

Pursuant to Article 41 of the Federal Law "On joint-stock companies" and the issuer's Articles of Association, upon state registration of the additional issue of shares, the issuer shall notify shareholders of the possibility to exercise their preemptive right to acquire shares by having the Notice of the possibility of exercising the right of preemption of shares (hereinafter referred to as the Notice) published in the newslines of the AK&M and Interfax news agencies and in the Rossiyskaya Gazeta newspaper (following the publication of the Notice in the newslines of the AK&M and Interfax news agencies).

The Notice shall contain the following:

- ***the number of shares offered;***
- ***the offering price for the shares or the procedure for determining it;***
- ***the procedure for determining the number of securities that any shareholder is entitled to acquire, which is to be calculated as follows:***

$$A = \frac{K*4{,}260{,}000}{115{,}000{,}000}$$

where

A is the maximum number of additional shares that a shareholder may acquire;
K is the number of shares owned by the shareholder;
4,260,000 is the number of shares offered; and
115,000,000 is the number of shares in the authorized capital.

In the event that the calculation of the maximum number of shares that a certain shareholder may acquire subject to the right of preemption, based on the above formula, yields a fractional number, the application may contain such maximum number in a simple fraction.

- *the start date of placement;*
- *duration of the preemptive right, which is 45 days upon the publication of the Notice in the Rossiyskaya Gazeta newspaper;*
- *information on where shareholders can review the Resolution on the Additional Securities Issue and the Securities Prospectus.*

Procedure for exercising a shareholder's right of preemption of the securities offered, including the duration of the said preemptive right and the procedure for executing contracts in the course of exercising the right:

Pursuant to Articles 40 and 41 of the Federal Law "On joint-stock companies," the issuer's shareholders who voted against or abstained from voting on the issue of placement of shares through private offering have a preemptive right to acquire additional shares offered privately in a number proportional to the number of the issuer's common shares in their possession.

The list of persons entitled to the preemption of shares shall be made based on the data of the issuer's shareholder register as of the date of adoption of the decision to enlarge the authorized capital by placing additional common shares (June 22, 2005). The issuer's shareholder who voted against or abstained from voting on the issue of placement of shares through private offering may exercise the right of preemption of the additional shares of OAO RBC Information Systems partially or in full by submitting a written application for the acquisition of shares with an enclosed original or notarized copy of the document certifying the payment for the shares to be acquired (hereinafter referred to as the Application/Request) to the issuer.

Applications shall be accepted from the date of publication of the Notice until the date of termination of the preemptive right.

An Application shall indicate:

- *the heading: "Application for preemption of shares of RBC Information Systems Open Joint-Stock Company";*
- *the shareholder's name (full corporate name);*
- *the taxpayer ID (if any in case of individuals);*
- *the shareholder's place of residence (location);*
- *for individuals – passport details (the date, year and place of birth; the series, number, date and place of issuance of the passport);*
  for legal entities – the number, date and place of issuance of the legal entity's state registration certificate, as well as of the certificate of entering of the legal entity into the Unified State Register of Legal Entities;
- *the personal account number with the register for the acquired shares to be assigned to;*
- *the number of shares to be acquired;*
- *the amount of money paid for the shares to be acquired;*
- *the shareholder's bank account details (information on a bank account or a bank card), or a notice that the shareholder prefers to collect money in the company's pay office in the event that it is necessary to reimburse monetary funds)*
- *a reference to the document enclosed with the Application to confirm payment for the shares that the shareholder intends to purchase.*

The Application shall be signed by the shareholder or the shareholder's representative acting on the

the signature in case of an individual). In the event that the Application is signed by the representative acting under a Power of Attorney, an original or notarized copy of a properly executed Power of Attorney shall be enclosed with the Application.
The Application and enclosed payment documents for the shares shall be delivered by the shareholder or the shareholder's authorized representative, who has a properly executed Power of Attorney for the right to act on behalf of the shareholder, to the following address:
Building 1, 78 Profsoyuznaya Street, Moscow 117393, on any Monday through Friday from 9 a.m. to 6 p.m., from the date of publication of the Notice to the date of termination of the preemptive right to acquire the shares.
Persons entitled to the preemption of shares shall submit their Applications within 45 days following the date of publication of the Notice in the Rossiyskaya Gazeta newspaper (hereinafter referred to as the Duration of the Preemptive Right)
The issuer shall approve the Applications submitted in full provided that the number of shares specified in the Application is proportional to the number of shares owned by the shareholder. In the event that the determination of the maximum number of shares offered, with regard to which a person having preemptive right to acquire shares may exercise such right, results in a fractional number, such person may acquire part of an additional share offered (fractional share) corresponding to the fractional part of the resulting number.
In the event that:

- *the Application does not permit to identify the person, on whose behalf the Application was submitted, or the person, who submitted the Application, does not have the preemptive right to acquire shares of the additional issue;*
- *the number of shares that a shareholder seeks to acquire exceeds the number of shares that this shareholder is entitled to acquire in the course of exercising the preemptive right to acquire shares;*
- *the shareholder has not presented a document certifying the payment for the shares acquired in due course set forth by the this resolution on the additional issue;*
- *the shareholder has not paid for shares in full;*
- *the Application does not indicate the number of shares to be acquired,*

the Issuer shall notify the shareholder of the impossibility to exercise the preemptive right on conditions set forth in the Application, and identify corresponding reasons within 3 (three) days upon the receipt of the Application. The money transferred by such shareholder is to be reimbursed according to the procedure specified in the Application within 5 (five) days upon the receipt of the Application, unless the shareholder submits another Application correcting the mistakes that prevent the Application from being approved prior to the expiration of this period. In the event that the reimbursement procedure is not set forth in the Application, the money is to be returned on the shareholder's request.
A shareholder shall be entitled to resubmit the Application with the causes that made the exercising of the preemptive right impossible removed on or prior to the date of termination of the preemptive right.
The issuer shall send the transfer order to enter shares of the additional issue in the purchaser's personal account in the number specified in the Application, provided that the number of shares specified in the Application is proportional to the number of shares owned by the shareholder. The delivery of the transfer order by the issuer shall be deemed acceptance of the offer of the person who filed the Application for the acquisition of shares. The share purchase and sale agreement shall be deemed entered into upon delivery of the respective transfer order to the registrar.

Until the preemptive right to acquire the securities offered terminates, the securities cannot be placed other than by exercising the said preemptive right.
The procedure for summing up the results of the exercising of the right of preemption of securities offered:
The issuer's Board of Directors shall ratify the results of placement of shares subject to the preemptive right within 5 (five) days upon termination of the preemptive right to acquire shares.
The procedure for disclosing information on the results of the exercising of the right of preemption of securities offered:
The issuer shall have the information on the results of the exercising of the preemptive right to acquire securities published in the newslines of Interfax and AK&M news agencies within five days upon the

was made to sum up the results of the exercising of the preemptive right to acquire shares, and on the issuer's website at www.rbcinfosystems.ru after the publication of information in the newslines.

8.6. Terms and procedures for payment for securities

The payment for securities shall be made in full in the currency of the Russian Federation upon their acquisition pursuant to the Resolution on the Additional Securities Issue and the Securities Prospectus.
Shares of this issue shall be paid for prior to the submission of the application/request for the acquisition of shares.
The possibility of paying for securities of the issue in installments has not been envisaged.
Bank account details to which payments for the shares shall be transferred in the course of placement of shares subject to the right of preemption:

Account holder: ***RBC Information Systems Joint-Stock Company***
Account No.: ***40702810700000000420***
Credit institution:
Full corporate name: ***Moskommertbank Commercial Bank (Limited Liability Company)***
Short corporate name: ***KB Moskommertsbank (OOO)***
Location: ***building 2, 1 Bolshoi Gnezdnikovsky Pereulok, Moscow 125009***
Bank ID: ***044599951***
Taxpayer ID: ***7744000711***
Correspondent account: ***30101810500000000951***

8.7. Stake that causes the issue (additional issue) to be deemed invalid when not placed as well as the procedure for reimbursing money paid for securities of the issue (additional issue) in the event it is recognized invalid
Stake not specified

9. Terms of bond redemption and yield payment
Not specified for this type of securities

10. Information on bond acquisition
Not specified for this type of securities

11. Procedure for disclosing information on the issue (additional issue) of securities by the issuer
The issuer shall disclose information at each stage of issuance of securities, according to the procedure set forth in the Federal Law "On the securities market", Federal Law "On joint stock companies", as well as in the Provision on the information disclosure by securities issuers approved by decree of the Federal Financial Markets Commission of Russia No. 05-5/pz-n dated March 16, 2002 (hereinafter referred to as the Provision), and other regulations of the federal agency for the securities market according to the procedure and within the timelines set forth in the Resolution on the Securities Issue and the Securities Prospectus. In case at the time of occurrence of the event, that the issuer must disclose information about pursuant to existing federal laws and regulations of the federal executive agency for the securities market, the established procedure and term for the disclosure of information about this event are differed from the procedure and term envisaged by the Resolution on the Securities Issue and the Securities Prospectus, the information about this event shall be disclosed according to the procedure and within the term established by federal laws and regulations of the federal executive agency for the securities market in force at the time of the occurrence of the event.
1) The issuer shall have the notice on the decision of the general shareholder's meeting to increase the authorized capital by placing additional shares through private offering published within the following periods upon the date of execution of the minutes of the general shareholders' meeting at which the decision on the placement of shares was adopted:

- ***in the newslines of the Interfax and AK&M news agencies – within 1 day;***
- ***on the issuer's website at: www.rbcinfosystems.ru - within 3 (three) days (however, after the notice is published in the newslines);***

- *in the Supplement to the Bulletin of the Federal Financial Markets Service – within 5 (five) days (however, after the notice is published in the newslines).*

2) The issuer shall have the notice on the Board of Directors' approval of the Resolution on the Additional Securities Issue published within the following periods upon the date of execution of the minutes of the meeting of the issuer's Board of Directors at which the decision was made to approve the additional securities issue:

- *in the newslines of the Interfax and AK&M news agencies – within 1 day;*
- *on the issuer's website at: www.rbcinfosystems.ru - within 3 (three) days (however, after the notice is published in the newslines);*
- *in the Supplement to the Bulletin of the Federal Financial Markets Service – within 5 (five) days (however, after the notice is published in the newslines).*

3) The issuer shall have the notice on the state registration of the additional securities issue and on access to the information contained in the Securities Prospectus published within the following periods upon the date of state registration of the additional issue of shares:

- *in the newslines of the Interfax and AK&M news agencies – within 1 day;*
- *on the issuer's website at: www.rbcinfosystems.ru - within 3 (three) days (however, after the notice is published in the newslines);*
- *in the Supplement to the Bulletin of the Federal Financial Markets Service – within 5 (five) days (however, after the notice is published in the newslines).*

The issuer shall also publish the text of the registered Securities Prospectus on its website at www.rbcinfosystems.ru within 3 (three) days upon state registration of the additional issue of shares.
The text of the registered Securities Prospectus shall be available on the Internet at www.rbcinfosystems.ru from the date of its publication for at least 6 months following the date of publication of the registered report on the results of the additional issue of shares on the Internet.
Any interested party can view the Resolution on the Additional Securities Issue and the Securities Prospectus from the 3rd (third) day upon state registration of the issue of shares, at:

RBC Information Systems Open Joint-Stock Company
Location: 75/9 Leninsky Prospekt, Moscow 119261
Postal address: 75/9 Leninsky Prospekt, Moscow 119261
Phone: 363-11-11; Fax: 363-11-25
Website: www.rbcinfosystems.ru

Any interested person may obtain copies of the Resolution on the Additional Securities Issue and the Securities Prospectus, notarized or certified by the Issuer, from the date of publication of the notice of state registration of the additional securities issue for a fee not exceeding the cost of duplication of the said documents.

4) At the stage of placement, the issuer shall disclose information in the following form:

- *as a notice on the change of the start date of placement of the securities;*
- *as a notice on the offering price (the procedure for determining the offering price) for the securities;*
- *as a notice on the suspension of placement of the securities;*
- *as a notice on the resumption of placement of the securities;*
- *as a notice on the completion of the placement of the securities.*

(a) In the event the issuer decides to change the start date of placement of the securities, set forth in this Resolution on the Additional Securities Issue, the issuer shall publish a notice on the change of the start date of placement of the securities in the newslines of the Interfax and AK&M news agencies and on the issuer's website at www.rbcinfosystems.ru no later than 1 (one) day prior to such date.

(b) The issuer shall publish a notice on the offering price for the securities in the newslines of the Interfax and AK&M news agencies, and on the issuer's website at www.rbcinfosystems.ru no later than the start date of placement of the securities.

(c) In the event the issuer decides to introduce changes and/or amendments to the Resolution on the Additional Securities Issue and/or the Securities Prospectus, and/or in the event that the issuer receives a written request (order, ruling) of a state agency, authorized by law of the Russian Federation to make decisions to suspend the placement of securities (hereinafter referred to as the Authorized State Agency), the issuer shall suspend the placement of securities and publish a notice on the suspension of placement of the securities within the following period upon execution of the minutes of a meeting (session) of the issuer's

authorized body, at which the decision to introduce changes and/or amendments to the Resolution on the Additional Securities Issue and/or the Securities Prospectus was made, or upon the receipt of a written request (order, ruling) from the Authorized State Agency to suspend the placement of securities:

- *in the newslines of the Interfax and AK&M news agencies – within 1 day;*
- *on the issuer's website at: www.rbcinfosystems.ru - within 3 (three) days (however, after the notice is published in the newslines);*
- *in the Supplement to the Bulletin of the Federal Financial Markets Service – within 5 (five) days (however, after the notice is published in the newslines).*

(d) The issuer shall publish a notice on the resumption of placement of the securities within the following periods upon registration of alterations and/or amendments to the Resolution on the Additional Securities Issue and/or the Securities Prospectus, or upon the date of the decision to refuse registration of such alterations and/or amendments, or upon the receipt of a written request (order, ruling) from the Authorized State Agency permitting the resumption of placement of the securities (indicating the termination of the reasons for suspension of placement of the securities):

- *in the newslines of the Interfax and AK&M news agencies – within 1 day;*
- *on the issuer's website at: www.rbcinfosystems.ru - within 3 (three) days (however, after the notice is published in the newslines);*
- *in the Supplement to the Bulletin of the Federal Financial Markets Service – within 5 (five) days (however, after the notice is published in the newslines).*

(д) The issuer shall have a notice on the completion of placement of the securities published within the following period following the last date of placement determined by the Resolution on the issue (additional issue) of securities, and in the event that all securities of the issue (additional issue) were placed prior to this date, – from the date of the placement of the last security of this issue (additional issue):

- *in the newslines of the Interfax and AK&M news agencies – within 1 day;*
- *on the issuer's website at: www.rbcinfosystems.ru - within 3 (three) days (however, after the notice is published in the newslines);*
- *in the Supplement to the Bulletin of the Federal Financial Markets Service – within 5 (five) days (however, after the notice is published in the newslines).*

5) The issuer shall have a notice on the results of the exercising of the right to preemption of shares by shareholders published in the newslines of the Interfax and AK&M news agencies within 5 days upon execution of the minutes of a meeting of the Board of Directors, at which the decision to sum up the results of the exercising the right of preemption of shares was made, and on the issuer's website at www.rbcinfosystems.ru after the notice is published in the newslines;

6) The issuer shall have the notice on the state registration of the report on the results of the additional issue of shares published within the following period upon state registration of the report on the results of the additional issue of shares:

- *in the newslines of the Interfax and AK&M news agencies – within 1 day;*
- *on the issuer's website at: www.rbcinfosystems.ru - within 3 (three) days (however, after the notice is published in the newslines);*
- *in the Supplement to the Bulletin of the Federal Financial Markets Service – within 5 (five) days (however, after the notice is published in the newslines).*

The issuer shall also publish the text of the registered report on the results of the additional issue of shares on its website within 3 (three) days upon the state registration of the report on the results of the additional issue of shares.

The text of the registered report on the results of the additional issue of shares shall be available on the Internet from the date of its publication for at least 6 (six) months following the date of publication of the registered report on the results of the additional issue of shares on the Internet.

7) Any interested party can view the report on the results of the additional issue of shares from the 3rd (third) day upon state registration of the report on the results of the additional issue of shares, at:

RBC Information Systems Open Joint-Stock Company
Location: 75/9 Leninsky Prospekt, Moscow 119261
Postal address: 75/9 Leninsky Prospekt, Moscow 119261

Phone: 363-11-11; Fax: 363-11-25
Website: www.rbcinfosystems.ru

Any interested person may obtain a copy of the report on the results of the additional issue of shares, notarized or certified by the Issuer, from the date of publication of the notice of state registration of the report on the results of the additional issue of shares for a fee not exceeding the cost of duplication of the said document.

8) In the instances, envisaged by the Provision, the issuer shall disclose information in the form of a material fact notice.

Unless otherwise provided by the Provision, the issuer shall have a material fact notice published within the following periods of the material fact's date of occurrence:

- *in the newslines of the Interfax and AK&M news agencies – within 1 day;*
- *on the issuer's website at: www.rbcinfosystems.ru - within 3 (three) days (however, after the notice is published in the newslines);*
- *in the Supplement to the Bulletin of the Federal Financial Markets Service – within 5 (five) days (however, after the notice is published in the newslines).*

The issuer shall submit a material fact notice to the registration authority within 5 (five) days of the material fact's date of occurrence.

The text of a material fact notice shall be available on the website for at least 6 (six) months from the publication date.

9) The issuer shall disclose information in the form of a quarterly report according to the procedure set forth by the Provision.

A quarterly report shall be drafted based on the results of each quarter. A quarterly report shall be submitted to the registration authority within 45 days from the date of termination of the quarter under report.

The issuer shall publish the text of the quarterly report on its website at www.rbcinfosystems.ru within 45 days of the respective quarter's date of termination,

The text of a quarterly report shall be available on the website for at least 6 (six) months from its publication date, or until the publication of the issuer's quarterly report for the next quarter on the website.

10) The issuer shall also disclose any information, that may prove of significance for the value of the issuer's securities, including:

(a) information on resolutions passed by the issuer's Board of Directors (Supervisory Board):
on convening an annual or extraordinary general shareholders' meeting, including approval of the agenda for the issuer's general shareholders' meeting;
on establishment of a sole and/or collegial executive body at the issuer;
on early termination of powers of the issuer's sole and/or collegial executive bodies;
on suspension of powers of the issuer's sole executive body, including those of a managing entity or a manager;
on recommendations with regard to the size of the dividend payable on the issuer's shares, and the procedure of dividend payment;
on submission of the issue of the issuer's restructuring and of the procedure for and terms and conditions of such a reorganization to the general meeting for review and consideration;
on approval of a big transaction on the part of the issuer;
on approval of the registrar responsible for the maintenance of the register of owners of the issuer's registered securities, and on the terms and conditions of the contract with it;
on the cancellation of the contract with the registrar responsible for the maintenance of the register of owners of the issuer's registered securities;
on the issuer's acquisition of shares, bonds and other securities placed by the issuer;
on establishment (closing) of the joint-stock company's branches and/or representations;
on approval of the investment declaration of the joint-stock investment fund, or amendments and additions thereto;
on conclusion or termination of contracts with a management company, specialized depository, registrar, appraiser and auditor of the joint-stock investment fund.

(b) on the expiration of the term of office of the joint-stock company's sole and/or collegial executive bodies.

(c) on changes in the size of partnership shares in the issuer's authorized capital, as well as in the authorized capital of the issuer's subsidiaries and affiliates, owned by members of the

issuer's Board of Directors (Supervisory Board), collegial executive body, and the person holding the office (performing the functions) of the issuer's sole executive body, including the managing entity or the manager, and/or on changes in the size of stakes of common registered shares of the issuer and its subsidiaries and affiliates, owned by the above persons.

(d) on the appearance of a shareholder among the joint-stock company's shareholders who owns no less than 5 percent of its common shares, as well as on changes in the size of such shareholder's stake of the joint-stock company's common shares, provided that such stake rises above or decreases below 5, 10, 15, 20, 25, 30, 50 and 75 percent of the company's common shares.

on changes among the issuer's shareholders who own no less than 5 percent of the issuer's common shares.

(e) on conclusion of a related party transaction by the issuer, which is subject to approval by the issuer's authorized body under law of the Russian Federation, provided that the transaction is estimated at 5 or more percent of the issuer's balance sheet assets as identified by the accounting statement as of the latest reporting date prior to the approval of such a transaction by the issuer's authorized body.

(f) on instituting a bankruptcy case and/or initiation of a bankruptcy proceeding against the issuer and/or its subsidiaries and affiliates by the arbitration court.

(g) on conclusion of a contract between the issuer and a stock exchange, under which the listing of the issuer's securities is accomplished (an agreement with the organizer of trading for listing the issuer's securities in the register of securities admitted to trade on the stock market by the organizer of trading).

(h) on listing the issuer's securities in the register of securities admitted to trade by the organizer of trading on the stock market, and on de-listing the issuer's securities from the said register.

(i)on obtaining the permission from the Federal Commission for the issuer's securities circulation and/or placement outside the Russian Federation.

(j) on material errors revealed in the issuer's financial (accounting) statements published and/or otherwise disclosed earlier.

(k) on the disclosure of interim (quarterly) or annual financial (accounting) statements, and/or interim (quarterly) or annual summary (consolidated) financial (accounting)statements under the International Accounting Standards (IAS) or the US Generally Accepted Accounting Principles (US GAAP) by the joint-stock company.

(l) on the submission of an application for an entry to be made into the Unified State Register of Legal Entities concerning reorganization and/or winding-up (liquidation) of the joint-stock company.

(m) on liquidation of the issuer's subsidiary and/or affiliate.

(n) on the obtaining by the issuer (suspension or revocation from the issuer) of a permission (license) for the use of limited liquidity facilities, natural resources; of a license for banking operations, insurance activities, activities of a professional stock market participant, as well as other licenses, which can prove of significance for the issuer's operations once obtained, suspended or revoked.

(o) on a claim made against the issuer, its subsidiaries and/or affiliates, which, once satisfied, can exercise significant influence on the financial status or economic activities of the issuer, its subsidiaries or affiliates.

(p) on changing of the website address used by the issuer for information disclosure.

(q) on the issuer's acquisition of a partnership share in the authorized (reserve) capital (mutual fund) of at least 5 percent in another commercial organization, or acquisition of a holding of common shares of at least 5 percent in another joint-stock company, as well as on changes in the size of such a partnership share provided that it rises above or decreases below 5,10,15,20,25,30,50 and 75 percent.

Notices shall be published within the following periods of the date of occurrence of the respective fact:

- *in the newslines of the Interfax and AK&M news agencies – within 1 day;*
- *on the issuer's website at: www.rbcinfosystems.ru - within 3 (three) days (however, after the notice is published in the newslines);*

The information disclosed shall be available on the website for at least 6 (six) months upon its publication on the Internet.
In addition, the issuer shall submit the information specified in Clauses 1 through 15 to the registration authority in written form within 5 days of the date of occurrence of the respective fact.
11) The issuer shall disclose information on its statutory and internal documents, governing the activities of the issuer's bodies, by publishing the said documents on the website at www.rbcinfosystems.ru. In the event of any changes in the given documents (approval of new versions of the documents), the Articles of Association and internal documents shall be posted on the website within 3 days of the date of publication of a notice of the respective resolution of the general shareholders' meeting.

In the instances not specified by this Resolution on the Additional Securities Issue, the issuer shall disclose information in accordance with the procedure set forth by the Federal Law "On the securities market," the Provision and other regulations of the federal executive body for the securities market.

The issuer and the registrar responsible for the maintenance of the register of owners of the issuer's registered securities shall provide any interested person with a copy of this Resolution of the Additional Securities Issue on the person's request for a fee not exceeding the cost of production of the copy.

12. Information on ensuring the performance of obligations with regard to bonds of the issue (additional issue)
Not specified for this type of securities

13. Issuer's obligation to ensure the rights of owners of securities, given that they comply with the procedure of exercising the rights set forth by Russian law
The issuer hereby assumes the obligation to ensure the rights of owners of common registered shares, given that owners of common registered shares comply with the procedure of exercising the rights set forth by Russian law.

14. Obligations of persons, who have provided security for the bonds, to ensure the performance of the issuer's obligations against owners of bonds, in the event that the issuer refuses to perform its obligations, or delays the performance of respective obligations with regard to the bonds, pursuant to the terms and conditions of the provided security
Not specified for this type of securities

15. Other information envisaged by the Standards of issuing of securities and registration of securities prospectuses established by decree No. 05-4/pz-n dated March 16, 2005, of the Federal Financial Markets Service.
No other information available.